

AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - October 2020

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AiPEX5**
Geographical Focus:	**United States**
Launch Date:	**05/04/2020**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	-0.32%
YTD	-0.20%
1Y	1.67%
3Y	5.78%
5Y	20.90%
10Y	56.25%
10Y Annualized Volatility	4.97%
10Y Sharpe Ratio	0.92
Cumulative Return	94.91%

Top 10 Holdings: As of 30/10/2020

	Index Weight(%)	Sector
NETFLIX INC	2.4%	Consumer Services
ADVANCED MICRO DEVICES	1.9%	Electronic Technology
SALESFORCE.COM INC	1.8%	Technology Services
SERVICENOW INC	1.7%	Technology Services
NVIDIA CORP	1.6%	Electronic Technology
ZOOM VIDEO COMMUNICATIONS INC	1.6%	Technology Services
ADOBE INC	1.4%	Technology Services
QUALCOMM INC	1.4%	Electronic Technology
TWITTER INC	1.3%	Technology Services
JOHNSON & JOHNSON	1.2%	Health Technology
Total	**16.3%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
3.3%	-0.1%	3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 30/10/2020. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
November 4, 2020

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.72%	5.59%
Consumer Services	5.99%	4.93%
Electronic Technology	14.21%	13.29%
Finance	4.62%	14.36%
Health Services	2.82%	2.29%
Health Technology	14.01%	11.28%
Non-Energy Minerals	2.80%	0.55%
Producer Manufacturing	4.87%	3.67%
Retail Trade	6.04%	8.92%
Technology Services	26.25%	19.94%

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.09%	-0.20%
Consumer Services	-0.12%	-0.17%
Electronic Technology	-0.26%	-0.57%
Finance	-0.02%	-0.30%
Health Services	-0.11%	-0.02%
Health Technology	-0.07%	-0.42%
Non-Energy Minerals	0.03%	0.02%
Producer Manufacturing	0.00%	0.05%
Retail Trade	-0.44%	-0.29%
Technology Services	-0.03%	-0.24%

Daily Risk Control Allocation - Historical & Simulated*

	As of 30/10/2020	3Y Average	5Y Average	10Y Average
Equity Portfolio	22.53%	33.45%	37.81%	36.23%
Cash	77.47%	66.55%	62.19%	63.77%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 30/10/2020. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

